Exhibit 99.1

Asia Pacific Wire & Cable Corporation Limited

Announces Filing of Annual Report on Form 20-F for 2021 and

Full Year 2021 Financial Results

TAIPEI, Taiwan, May 3, 2022 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced (1) that on April 29, 2022, it filed its annual report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission; and (2) its financial results for the twelve months ended December 31, 2021. Unless otherwise indicated, all amounts are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

Annual Report on Form 20-F

The Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at https://www.apwcc.com/. In addition, the Company’s shareholders may receive a hard copy of the Form 20-F, which includes the Company’s complete audited financial statements, free of charge by requesting a copy from the Company’s Investor Relations contact included below.

Full Year 2021 Consolidated Financial Results

	Full Year 2021	Full Year 2020	CHANGE
Revenue	$476.7 million	$313.6 million	52.0%
Operating (Loss)/Profit	$(5.0) million	$7.6 million	(165.8)%
Net (Loss)/Profit	$(2.6) million	$(0.6) million	(378.6)%
EPS(1)	$(0.19)	$(0.04)	(375.0)%

(1)

The calculation of earnings per share is based on the 13,819,669 basic and diluted weighted average common shares that were issued and outstanding for each of the twelve months ended December 31, 2021 and 2020.

Full Year 2021 Commentary

Revenue for the twelve months ended December 31, 2021 was $476.7 million, an increase of 52.0% from $313.6 million for the twelve months ended December 31, 2020. The increase was primarily attributable to revenue increases across the Company’s three reporting segments: the Thailand, North Asia, and Rest of World (“ROW”) regions. Revenue in the Company’s Thailand region increased by 37.7% to $197.8 million in 2021, primarily attributable to increases in copper prices in 2021 and lower sales volumes in 2020 because of the COVID-19 pandemic. Revenue in the Company’s North Asia region increased by 46.2% to $107.0 million, primarily due to increases in copper prices in 2021 and lower sales volumes in 2020 because of the COVID-19 pandemic. Revenue in the Company’s ROW region increased by 77.7% to $171.8 million, primarily due to the deferral of orders from 2020 to 2021 and increased local sales in 2021 resulting from stricter border controls related to COVID-19. The Company’s North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; and the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand and North Asia regions.

Operating loss for the twelve months ended December 31, 2021 was $5.0 million, a decrease from an operating profit of $7.6 million for the twelve months ended December 31, 2020. Operating profit margin decreased from a profit of 2.4% in 2020 to a loss of 1.0% in 2021. In the Thailand region, operating profit margin decreased from 7.8% to a loss of 6.8%, primarily due to higher copper prices causing increased losses on onerous contracts and diminution in the value of inventory. In the North Asia region, operating profit margin was flat at 4.2% in each of 2021 and 2020. The operating profit in the North Asia region was not significantly affected by the copper price fluctuation. The ROW region’s operating profit margin increased from a loss of 4.6% in 2020 to a profit of 3.9% in 2021, primarily attributable to decreased competition from stricter border controls due to COVID-19.

Selling, general and administrative expenses for the twelve months ended December 31, 2021 were $26.5 million, compared to $27.0 million reported for the twelve months ended December 31, 2020. Net loss attributable to APWC shareholders was $(2.6) million for the full year 2021, compared to a net loss of $(0.6) million for the full year 2020. The increase in net loss was primarily due to a decrease in operating profit. The weighted average number of common shares issued and outstanding was 13,819,669 for each of the twelve months ended December 31, 2021 and December 31, 2020.

Financial Condition

APWC reported $44.5 million in cash and cash equivalents as of December 31, 2021, compared to cash and cash equivalents of $52.2 million as of December 31, 2020.

Current assets totaled $312.0 million as of December 31, 2021, compared to $263.7 million as of December 31, 2020. Working capital was $149.8 million as of December 31, 2021, compared to $180.3 million as of December 31, 2020. Short term bank loans were $62.1 million at December 31, 2021, an increase of 512.8% from $10.1 million at the end of 2020. The Company had $3.3 million in long-term debt outstanding at December 31, 2021, compared to $3.7 million in long-term debt as of December 31, 2020. Shareholders’ equity attributable to APWC was $147.5 million as of December 31, 2021, compared to $157.9 million as of December 31, 2020.

APWC reported $41.6 million in cash used in operating activities during the twelve months ended December 31, 2021, compared to cash generated from operations of $16.4 million in the corresponding period in 2020. The decrease in cash generated from operations in 2021 was primarily due to an increase in inventory. The Company reported $6.2 million in cash outflows from investing activities during the twelve months ended December 31, 2021, compared to $20.3 million in cash outflows in the same period of 2020. The decrease in cash used in investing activities in the full year of 2021 was attributable primarily to the decrease in purchases of property, plant and equipment in 2020. APWC reported $42.4 million in cash inflows from financing activities during the full year of 2021, compared to $2.1 million in cash inflows from financing activities in the same period of 2020. The increase in cash inflows in 2021 was primarily attributable to an increase in borrowings.

We encourage our shareholders to review our Annual Report on Form 20-F for the year ended December 31, 2021, which has been filed with the Securities and Exchange Commission and is available on the Commission’s website (www.sec.gov), and to visit the Company’s website for further information (www.apwcc.com). Information on the Company’s website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Rounding

Certain monetary amounts, percentages, and other figures included in this press release have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com

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